Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                February 5, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                   Re:              FT 8495
                                 UBS MATIS 2020
                                 (the "Trust")
                      CIK No. 1793480 File No. 333-235787
________________________________________________________________________________



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE INCLUDE AN 80% POLICY PER RULE 35D-1.

      Response: The Sponsor respectfully declines to include an 80% policy as it believes that the name of the Trust does not require the Trust to include an 80% policy under Rule 35d-1.

      2. THE STAFF NOTED THE REFERENCE TO SENIOR LOANS AND HIGH-YIELD SECURITIES ON THE COVER PAGE OF THE PROSPECTUS AND ASKED THAT RELEVANT STRATEGY AND RISK DISCLOSURE BE ADDED.

      Response: Based on the final portfolio for the Trust, relevant disclosure will be included and the references to senior loans and high-yield securities on the cover page of the prospectus will be updated.

      3.      PLEASE DEFINE "UBS."

      Response: The prospectus has been revised in accordance with this comment.

      4. PLEASE EXPLAIN WHO THE UBS INVESTMENT PLATFORMS & SOLUTIONS DEPARTMENT IS.

      Response: References to this department have been replaced with other UBS departments, which have been defined as such.

      5.      PLEASE DEFINE "MATIS."

      Response: The prospectus has been revised in accordance with this comment.

      6. PLEASE EXPLAIN IN PLAIN ENGLISH WHAT IS MEANT BY TACTICAL AND ALLOCATION OPPORTUNITIES.

      Response: These references have been removed and the disclosure has been revised in plain English.

      7.      PLEASE CLARIFY WHAT THE TERM "MODEL" IS REFERENCING.

      Response: The prospectus has been revised in accordance with this comment.

      8. PLEASE CLARIFY WHAT ASSET CLASSES, ESPECIALLY WHAT INCOME SOURCES, THE CEFS AND ETFS ARE EXPECTED TO HOLD.

      Response: The prospectus has been revised in accordance with this comment.

      9. PLEASE CLARIFY WHETHER MATIS IS A MODEL LICENSED AND USED BY THE SPONSOR TO PICK THE SECURITIES FOR THE TRUST OR IF UBS SELECTS THE SECURITIES FOR THE TRUST.

      Response: MATIS is a model used by UBS to generate a list of securities. From that list the Sponsor selects the final portfolio of securities for the Trust. The MATIS model is not licensed by the Sponsor. Accordingly, the reference to a license has been removed from the prospectus.

      10. PLEASE CLARIFY TO WHOM THE REFERENCES TO "UBS" ARE REFERRING IN THE SIXTH PARAGRAPH IN THE "PORTFOLIO" SECTION.

      Response: The prospectus has been revised to include a defined term for UBS, and thus all references to "UBS" refer to UBS Financial Services Inc.

      11. PLEASE EXPLAIN THE RELEVANCE OF THE DISCLOSURE IN THE SEVENTH PARAGRAPH IN THE "PORTFOLIO" SECTION AND EITHER REMOVE OR REVISE THIS DISCLOSURE TO MAKE IT APPLICABLE TO THIS TRUST.

      Response: The paragraph has been removed from the prospectus.

Risk Factors
____________

      12. PLEASE INCLUDE RISK DISCLOSURE IF THE TRUST HAS INVESTMENTS IN COVENANT-LITE LOANS.

      Response: If the final portfolio for the Trust has underlying funds with investments in covenant-lite loans, relevant risk disclosure will be included.

      13. PLEASE INCLUDE RISK DISCLOSURE IF THE TRUST HAS INVESTMENTS IN BONDS THAT REFERENCE LIBOR.

      Response: If the final portfolio for the Trust has underlying funds with investments in bonds that reference LIBOR, relevant risk disclosure will be included.

      14.   PLEASE   INCLUDE  RISK  DISCLOSURE  OF  THE  SPECIFIC  FIXED  INCOME
INVESTMENTS OF THE TRUST.

      Response: If the final portfolio for the Trust has underlying funds with fixed income investments, relevant risk disclosure will be included.

      15. PLEASE INCLUDE RISK DISCLOSURE IF THE UNDERLYING FUNDS HELD BY THE TRUST HAVE EXPOSURE TO BREXIT RISK.

      Response: If the final portfolio for the Trust has underlying funds with exposure to Brexit risk, relevant risk disclosure will be included.

      16. PLEASE REVISE THE "SECURITIES SELECTION" RISK FOR CLARITY.

      Response: The prospectus has been revised in accordance with this comment.

Information Supplement
______________________

      17. PLEASE DISCLOSE PRINCIPAL INVESTMENTS AND RISKS IN THE PROSPECTUS.

      Response: Based on the final portfolio for the Trust, all principal investments and risks will be disclosed in the prospectus.

Registration Statement
______________________

      18. PLEASE LET THE STAFF KNOW IN ADVANCE WHEN REGISTERING A NEW TRUST AS THEY WILL NEED TO ISSUE A FORMAL COMMENT LETTER IN SUCH CASES.

      Response: As discussed with the staff, the comment is still under consideration.

      19. THE STAFF NOTES THAT UNDER SECTION 6(A) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), ANY SECURITY MAY BE REGISTERED WITH THE COMMISSION UNDER THE TERMS AND CONDITIONS PROVIDED IN SECTION 6(A), BY FILING A REGISTRATION STATEMENT WHICH SHALL BE SIGNED BY EACH ISSUER, ITS PRINCIPAL EXECUTIVE OFFICER OR OFFICERS, ITS PRINCIPAL FINANCIAL OFFICER, ITS COMPTROLLER OR PRINCIPAL ACCOUNTING OFFICER, AND THE MAJORITY OF ITS BOARD OF DIRECTORS OR PERSONS
PERFORMING SIMILAR FUNCTIONS (E.G., TRUSTEES). PLEASE MAKE CERTAIN THAT THE SIGNATURE PAGE ON ALL PRE-EFFECTIVE AMENDMENTS MEETS THE REQUIREMENTS OF SECTION 6(A). IF THE TRUST INTENDS TO RELY ON A POWER OF ATTORNEY WITH RESPECT TO THE SIGNATURES OF SUCH OFFICERS AND TRUSTEES, PLEASE NOTE THAT A POWER OF ATTORNEY SPECIFICALLY REFERENCING THIS FILING MUST BE FILED IN THIS REGISTRATION STATEMENT (SEE RULE 483 UNDER THE SECURITIES ACT).

      Response: As discussed with the staff, the comment is still under consideration.

      20. PLEASE EXPLAIN HOW INCORPORATION BY REFERENCE OF THE POWER OF ATTORNEY SATISFIES RULE 483(B). FURTHER IT LOOKS LIKE THE POWER OF ATTORNEY HAS BEEN AT LEAST DOUBLE INCORPORATED.

      Response: As discussed with the staff, the comment is still under consideration. Further, the Sponsor points out that the Power of Attorney is incorporated by reference only once to Amendment No. 1 to Form S-6 (the Rule 487 filing) of FT 7359 (File No. 333-224320).

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                Very truly yours,

                                                CHAPMAN AND CUTLER LLP


                                                By   /s/ Daniel J. Fallon
                                                _________________________
                                                Daniel J. Fallon